UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.     ) *

Uxin Limited
(Name of Issuer)

American depositary shares (one American depositary share representing three Class A ordinary shares, par value US$0.0001 per share) and Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)
91818X108 **
(CUSIP Number)
July 24, 2020
(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**
There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 91818X108 has been assigned to the American Depositary Shares (“ADSs”) of the Company, which are quoted on NASDAQ under the symbol “UXIN.” Each ADS represents 3 Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

1	NAMES OF REPORTING PERSONS
PacificBridge Asset Management

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
136,279,973 Class A Ordinary Shares (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
136,279,973 Class A Ordinary Shares (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
136,279,973 Class A Ordinary Shares (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.09% (2)

12	TYPE OF REPORTING PERSON (See Instructions)
CO

(1) Consists of 45,426,655 ADS representing 136,279,965 Class A Ordinary Shares and 8 Class A Ordinary Shares.
(2) Based on 846,857,596 Class A Shares outstanding as of March 31, 2020, according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission on July 24, 2020.

Explanatory note: This filing supersedes the SC 13G filing that was timely filed under the incorrect issuer.

Item 1(a).	Name of Issuer:

 Uxin Limited

Item 1(b).	Address of Issuer's Principal Executive Offices:

 2-5/F, Tower E, LSHM Center,
 No. 8 Guangshun South Avenue,
 Chaoyang District,
 Beijing, 100102
 People’s Republic of China

Item 2(a).	Name of Persons Filing:

 PacificBridge Asset Management (“PBAM”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

#1904 Trade Tower
Yeongdong-daero Gangnam-gu
Seoul 06164

Item 2(c).	Citizenship:

 Korea

Item 2(d).	Title of Class of Securities:

 Class A ordinary shares, par value US$0.0001 per share

Item 2(e).	CUSIP Number:

 **There is no CUSIP number assigned to the Class A Ordinary Shares.  CUSIP number 91818X108 has been assigned to the ADSs of the Company, which are quoted on NASDAQ under the symbol “UXIN.”  Each ADS represents 3 Class A Ordinary Shares.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or
13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a - c) The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by the Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following tables:

Reporting Person	No. of Securities Beneficially Owned	Percent of Class (2)	Voting Power		Dispositive Power
			Sole (1)	Shared (1)	Sole (1)	Shared
PacificBridge Asset Management	136,279,973	16.09	136,279,973	136,279,973	136,279,973	136,279,973

(1)
PBAM is a fund manager and general partner to 8 funds (the “Funds”) holding ADSs of the issuer. Under the investment management agreement with the Funds, PBAM has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of the Funds. As such, PBAM has the sole power to vote and power to dispose of the 136,279,965 Class A Ordinary Shares represented by ADSs, and 8 Class A Ordinary Shares, beneficially owned by it.

(2)	Based on 846,857,596 Class A Shares outstanding as of March 31, 2020, according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission on July 24, 2020.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

 Not applicable.

Item 8.	Identification and Classification of Members of the Group.

 Not applicable.

Item 9.	Notice of Dissolution of Group.

 Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of August 12, 2020.

PACIFICBRIDGE ASSET MANAGEMENT

By:	/s/ Hyunjin Choi
Name: Hyunjin Choi
Title: Director